March 2, 2021

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jay Ingram
Thomas Jones
Ernest Greene
Kevin Stertzel

Re:	Innoviz Technologies Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 12, 2021
File No. 333-252023

Ladies and Gentlemen:

On behalf of Innoviz Technologies Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of Amendment No. 2 to Registration Statement on Form F-4 (the “Amended Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amended Registration Statement has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 25, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Collective Growth and Innoviz, page 13

1.

We note your response to prior comment eight. Please revise your disclosure to provide pro forma equivalent per share disclosures as required by Part I.A, Item 3(f) of Form F-4. Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma book value per share and pro forma income (loss) per share of the registrant by the exchange ratio per the merger agreement.

March 2, 2021

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 13-14 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 219

2.

Please revise the tables in this section to identify the natural person or persons who have sole or shared voting power or investment power for the securities beneficially owned by The Phoenix Holdings Ltd., Magna International Inc., SIO-BLR Industrial Investment Fund, L.P., and Vertex IV (C.I.) Fund, L.P.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 220-225 of the Amended Registration Statement.

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition Nature of Products and Services, page F-13

3.

We note your response to prior comment 16. You indicated that in 2018 you signed an agreement to provide application engineering services for total consideration of €11.56 million. You also decided to not recognize revenue prior to obtaining evidence of customer acceptance. In addition, payment terms were set in a manner that the remaining consideration in the amount of €8.56 million will be paid only upon customer acceptance, with the exception of €3 million, which represents a down payment for the project. Please tell us how you accounted for the down payment of €3 million related to this agreement.

Response: The Company respectfully advises the Staff that, on December 7, 2017, the Company entered into an agreement with a tier-1 partner to provide application engineering services and, in February 2018, entered into a Statement of Work that described the services to be performed for such partner.

The Company accounted for the down payment of €3 million related to those agreements as deferred revenue because all fees due in connection with the provision of the application engineering services, including such down payment, are subject to customer acceptance.

The down payment is included in the deferred revenue disclosed in Note 1 to the consolidated financial statements of the Company “Description of Business and Summary of Significant Accounting Policies, Deferred Revenue” on page F-14 of the Amended Registration Statement: “As of December 31, 2018, December 31, 2019 and September 30, 2020, the Company recorded deferred revenue of $1.3 million, $3.5 million and $3.5 million, respectively.”

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson of LATHAM & WATKINS LLP

March 2, 2021

Enclosures

cc: (via e-mail)

Eldar Cegla, Innoviz Technologies Ltd.

Dana Nutkevich, Innoviz Technologies Ltd.

Raanan Lerner, Meitar Liquornik Geva Leshem Tal

Jeffrey M. Gallant, Graubard Miller